SEWARD & KISSEL LLP
One Battery Park Plaza
New York, New York 10004

Telephone:  (212) 574-1200
Facsimile:  (212) 480-8421

                                                                               March 26, 2013

Chad D. Eskildsen
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Fairholme Funds, Inc.
File Nos.: 333-88517 and 811-09607

Dear Mr. Eskildsen:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to Post-Effective Amendment No. 27 under the Securities Act of 1933 and Amendment No. 29 under the Investment Company Act of 1940, as amended to the registration statement on Form N-1A (the "Registration Statement") of Fairholme Funds, Inc. (the "Company"), filed with the SEC on January 29, 2013 (the "Amendment"). The Amendment was filed to amend certain information for The Fairholme Focused Income Fund  (the "Fund"), a series of the Company. The Staff's comments to the Amendment, which were provided to Mr. Paul Miller and Ms. Keri Riemer of this office by telephone on February 19, 2013, and the Company's responses to the comments, are set forth below.

Prospectus

Summary - Fees and Expenses

Comment 1:	Change the sub-heading "Fees and Expenses" to "Fees and Expenses of the Fund."

Response:	The Fund has revised the sub-heading in response to this comment.

Comment 2:
Move the paragraph relating to wire transfers, returned checks, and stop payment orders fees and certain custodial maintenance fees to an appropriate section that appears after the Summary section. If applicable, disclose in the Fee Table any account fee charged by the Fund.

Response:	The Fund has moved the referenced disclosure to the section entitled "BUYING AND SELLING SHARES OF THE FUNDS - INVESTING IN THE FUNDS." No account fees are charged by the Fund.

Fairholme Funds, Inc.
March 26, 2013

Summary - Principal Investment Strategies of the Fund

Comment 3:	Revise the disclosure concerning the Fund's investments in lower-rated securities to include a reference to "junk bonds."

Response:	The Fund has revised the disclosure in response to this comment.

Summary – Past Performance

Comment 4:
Remove the paragraph disclosure regarding the average annual total return after taxes on distributions and sale of Fund shares being higher than the average annual total return before taxes or the average annual total return after taxes on distributions, which follows the Performance Table because the data presented in the table indicates that the average annual total return after taxes were not higher.

Response:	The Fund has removed the disclosure in response to this comment.

Comment 5:	Move the disclosure regarding the Barclays Capital U.S. Aggregate Bond Index to the paragraph preceding the performance tables.

Response:	The Fund has moved the disclosure in response to this comment.

Comment 6:
The Fund is permitted to invest in lower-rated/high yield securities and its current portfolio includes such securities.  The Barclays Capital U.S. Aggregate Bond Index does not include lower-rated securities. Please discuss the reasons supporting the Fund's use of the Barclays Capital U.S. Aggregate Bond Index to compare the Fund's performance.

Response:
Item 4(b)(2)(iii) requires the Fund to show in the Performance Table the returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7).  Instruction 5 to Item 27(b)(7) defines an "appropriate broad-based securities market index" as one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.  The Fund believes that the Barclays Capital U.S. Aggregate Bond Index meets this definition as the index is administered by an organization, Barclays Capital, that is not an affiliated person of the Fund, Fairholme Capital Management, L.L.C. (the "Manager"), or Fairholme Distributors, LLC.

Under its principal investment strategies, the Fund may invest in securities without regard to the rating of the issuer of the security.  The Fund's portfolio changes with the Manager's overall assessment of the investment prospects for issuers, the relative yields of securities in various markets, the economy, and other factors.  The Fund believes that the Barclays Capital U.S. Aggregate Bond Index is an appropriate index based on the investment flexibility provided by its principal investment strategies.

Fairholme Funds, Inc.
March 26, 2013

ADDITIONAL INFORMATION ABOUT THE FUND'S INVESTMENTS AND RISKS

Comment 7:	Segregate the principal investment risks from the non-principal risks.

Response:
The disclosure has not been revised in response to this comment. Item 9(c) requires the Fund to "disclose principal risks of investing in the Fund."  The Fund believes that it has disclosed the principal risks of investing in the Fund. Those risks are described in the Summary section of the Prospectus.  The section of the Prospectus entitled "ADDITIONAL INFORMATION ABOUT THE FUNDS' INVESTMENTS AND RISKS" contains additional information about the risks associated with the Fund's principal investment strategies, such as expanded disclosure regarding the principal risk of investing in high-yield securities (junk bonds).  The section also contains disclosure regarding other investment techniques and related risks, such as the risks of investing in real estate investment trusts, which are not currently principal strategies or principal risks of the Fund.

Statement of Additional Information

Comment 8:	Please confirm that the last column in the "Directors and Officers" table includes information about "Other Directorships" for the last five years.

Response:	The Fund confirms that the information included in the last column of the table includes information for last five years.

Comment 9:
Item 17(b)(10) of Form N-1A requires a brief discussion of the specific experience, qualifications, attributes, or skills of each member of a registered investment company's board of directors that led to the conclusion that the person should serve as a director for the company at the time that the disclosure is made. Please explain how the Fund satisfies this requirement.

Response:
The disclosure has not been revised in response to this comment. The table appearing under the heading entitled "DIRECTORS AND OFFICERS" describes each Director's individual employment and occupational history and service on other boards. In addition, the third paragraph under the sub-heading entitled "Leadership Structure and the Board of Directors" discloses that each Director has, among other skills, the ability to: review critically, evaluate, question and discuss information; interact effectively with the other members of the Board, the Manager, other service providers, counsel and the independent registered public accounting firm; and exercise effective and independent business judgment in the performance of the Director's duties. In addition, this disclosure also refers to, among other things, each Director's professional, academic and/or public service experience, as well as any experience of the Director as a board member of other organizations or companies. The Fund believes that the information provided in the table and the additional description of the Directors' experiences and qualifications, as summarized herein, satisfies the disclosure requirement of Item 17(b)(10).

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Fairholme Funds, Inc.
March 26, 2013

If you have any questions regarding the enclosed, please do not hesitate to contact Paul Miller at 202.737.8833, or the undersigned at 212.574.1598.

Sincerely,

/s/ Keri E. Riemer
Keri E. Riemer

cc: Paul R. Thomson, CCO